UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2019

Commission file number: 001-38911

CLARIVATE ANALYTICS PLC

(Exact name of registrant as specified in its charter)

4th Floor, St. Paul’s Gate, 22-24 New Street
St. Helier, Jersey
JE1 4TR

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Agreement to Terminate Tax Receivable Agreement

On August 22, 2019, Clarivate Analytics Plc (together with its subsidiaries, the “Company”) issued a press release announcing that the Company had entered into an agreement (the “Release Agreement”) to pay $200 million (the “TRA Termination Payment”) to terminate the Tax Receivable Agreement (“TRA”) that was entered into on May 10, 2019 with the shareholders of the Company prior to its merger with Churchill Capital Corp. As of June 30, 2019, the Company carried a TRA liability of $264.6 million on its balance sheet.

The Release Agreement requires the Company to use commercially reasonable efforts to obtain financing that will permit it to make the TRA Termination Payment prior to December 31, 2019. In the event the TRA Termination Payment has not been fully paid by then, the parties’ obligations under the Release Agreement will automatically terminate and the Company’s obligations under the TRA will be unmodified and remain in full force and effect, unless this deadline is extended by mutual consent.

A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements regarding the Company. The Company’s ability to terminate the TRA and satisfy its obligations under the Release Agreement depends upon its ability to arrange financing for the TRA Termination Payment. Forward-looking statements, including those relating to the Company’s expectation that the TRA will be terminated as contemplated in this Report, provide the Company’s current expectations or forecasts of future events and expectations. These statements involve risks and uncertainties including factors outside of the Company’s control, such as market disruptions or other events that may prevent the Company from arranging the necessary financing, that may cause actual results to differ materially. Clarivate Analytics Plc undertakes no obligation to update or revise the statements made herein, whether as a result of new information, future events or otherwise.

Incorporation by Reference

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration No. 333-231405) of the Company and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Document Description

99.1	Clarivate Analytics plc press release dated August 22, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLARIVATE ANALYTICS PLC

Date: August 22, 2019	By:	/s/ Richard Hanks
Richard Hanks
Chief Financial Officer